CONSENT AND CERTIFICATE OF QUALIFIED PERSON

To:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers du Québec
Toronto Stock Exchange

The undersigned hereby consents to the public filing of the written disclosure of the reports titled “43-101 Mineral Resource Report, Velvet Mine Uranium Project, San Juan County, Utah” dated March 19, 2007, “43-101 Mineral Resource Report – Moore Ranch Uranium Project, Campbell County, Wyoming” dated June 27, 2006 (referred to as the “Summary Report – Moore Ranch Project, Campbell County, Wyoming” in Energy Metals Corporation’s Annual Information Form for the fiscal year ended June 30, 2006), “43-101 Mineral Resource Report, Red Rim Uranium Project, Sweetwater County, Wyoming” dated June 14, 2006, “Mineral Resource Report, Peterson Uranium Project, Converse County, Wyoming” dated June 27, 2006 and “Mineral Resource Report, Jab Uranium Project, Sweetwater County, Wyoming” dated July 14, 2007 (collectively, the “Reports”) and any extracts from or summaries of the Reports in the management information circular dated June 25, 2007 (the “Information Circular”) of Energy Metals Corporation (the “Company”) or any document incorporated therein.

The undersigned hereby confirms that the undersigned has read the Information Circular and believes that the Information Circular fairly and accurately represents the information in the Reports that supports the disclosure, and the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Information Circular that are derived from the Reports or within the knowledge of the undersigned as a result of the services performed by the undersigned in connection with the Reports.

I, Douglas L. Beahm, P.E., P.G., do hereby certify that:

1.	I am the principal owner and president of BRS Inc., 1225 Market, Riverton, Wyoming 82501.
2.

I graduated with a Bachelor of Science degree in Geological Engineering from the Colorado School of Mines in 1974. I am a licensed Professional Engineer in Wyoming, Colorado, Utah, and Oregon, and a licensed Professional Geologist in Wyoming. I have worked as an engineer and a geologist for over 32 years.

3.

With respect to the Velvet Mine, I have not worked at the site. With respect to the Moore Ranch Project, on June 26, 2006, conducted field work on the site, inventorying existing wells and verifying current water levels. With respect to the Red Rim Project, in 1987 I completed assessment work on the property including preparation of a geologic report, radiometric surveys of the property, and general claim maintenance. With respect to the Peterson Project, on June 26, 2006, I conducted field work on the site, inventorying existing wells and verifying current water levels. With respect to the JAB Project, I am currently providing on site services relating to development drilling and environmental permitting.

4.	I was retained by the Company to prepare the Reports and am responsible for the preparation of the Reports.
5.

I have read the definition of “ qualified person” set out in National Instrument 43-101 and certify that by reason of my education, professional registration, and past relevant work experience, I fulfill the requirements to be a “ qualified person” for the purposes of NI 43- 101.

6.	I hereby certify that I am independent of the Company as described in Section 1.4 of NI 43-101.
7.

With respect to the Velvet Mine, I have had direct work experience in the Colorado Plateau Uranium district as an employee of Union Carbide and as a consultant for COCA Mining but not specifically at the Velvet Mine. With respect to the Moore Ranch Project, I worked on the site conducting pump tests as a consultant to the previous mineral owner and on June 26, 2006, conducted field work on the site, inventorying existing wells and verifying current water levels. With respect to the Red Rim Project, I was employed by Union Carbide during the late 1970’s and early 1980’s and worked on the property during portions of the drilling program in the early 1980’s. In 1987 I completed assessment work on the property including preparation of a geologic report, radiometric surveys of the property, and general claim maintenance. With respect to the Peterson Project, on June 26, 2006, I conducted field work on the site, inventorying existing wells and verifying current water levels. With respect to the JAB Project, from 1976 through 1982 I directed the exploration and development of the JAB property.

8.	I have read NI 43-101 and Form 43-101F1, and the Information Circular has been prepared in compliance with same.
9.

To the best of my knowledge, information and belief, the Information Circular contains all scientific and technical information that is required to be disclosed to make the Information Circular not misleading.

10.	I consent to the filing of the Information Circular with any stock exchange and other regulatory authority.

Date: June 25, 2007

“Douglas L. Beahm”
Douglas L. Beahm